UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No. 1*

Ondas Holdings Inc.

(Name of Issuer)

Common Stock par value $0.0001

(Title of Class of Securities)

68236H204

(CUSIP Number)

Joseph V. Popolo
Commonwealth Hall at Old Parkland

3899 Maple Avenue, Suite 100

Dallas, Texas 75219

(214) 395-1213

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

- with copies to -

Richard Silfen
Duane Morris LLP
30 South 17th Street

Philadelphia, PA 19103

(215) 979-1225

November 15, 2023

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 68236H204	SCHEDULE 13D

1	NAME OF REPORTING PERSON Charles & Potomac Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,597,530 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,597,530 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,597,530 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.93% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Includes (i) 1,397,530 shares of common stock of Ondas Holdings Inc. held directly by Charles & Potomac Capital, LLC, (ii) 7,825,792 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of warrants that are exercisable at an exercise price of $0.89, on a one-to-one basis until July 21, 2028 (the “Warrants”) and held directly by Stage 1 Growth Fund LLC (Series WAVE, Class A) (the “SPV”), and (iii) 2,374,208 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of warrants that are exercisable at an exercise price of $0.89, on a one-to-one basis until August 11, 2028 (the “Subsequent Warrants”) and held directly by the SPV.

(2)	Calculated using 58,311,317 shares of common stock of Ondas Holdings Inc. outstanding as of November 13, 2023, as reported on the Form 10-Q filed by Ondas Holdings Inc. with the Securities and Exchange Commission (the “SEC”) on November 14, 2023, and added to that number, pursuant to Rule 13d-3 of the Act, 10,200,000 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of the Warrants and the Subsequent Warrants.

CUSIP No. 68236H204	SCHEDULE 13D

1	NAME OF REPORTING PERSON Joseph V. Popolo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,284,245 (1)
	8	SHARED VOTING POWER 11,597,530 (2)
	9	SOLE DISPOSITIVE POWER 1,284,245 (1)
	10	SHARED DISPOSITIVE POWER 11,597,530 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,881,775
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.80% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 1,284,245 shares of common stock of Ondas Holdings Inc. held directly by Joseph V. Popolo.

(2)	Includes (i) 1,397,530 shares of common stock of Ondas Holdings Inc. held directly by Charles & Potomac Capital, LLC, (ii) 7,825,792 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of the Warrants, and (iii) 2,374,208 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of the Subsequent Warrants.

(3)	Calculated using 58,311,317 shares of common stock of Ondas Holdings Inc. outstanding as of November 13, 2023, as reported on the Form 10-Q filed by Ondas Holdings Inc. with the SEC on November 14, 2023, and added to that number, pursuant to Rule 13d-3 of the Act, 10,200,000 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of the Warrants and the Subsequent Warrants.

CUSIP No. 68236H204	SCHEDULE 13D

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Schedule 13D originally filed by the Reporting Persons on August 29, 2023 (the “Original Schedule 13D” and as amended by this Amendment, the “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Shares”), of Ondas Holdings Inc., a Nevada corporation (the “Issuer”). Defined terms used in this Amendment and not otherwise defined herein have the meanings prescribed to such terms in the Original Schedule 13D. Any reference in the Original Schedule 13D to any item in the Original Schedule 13D shall be deemed to refer to such item as amended by this Amendment.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2(c) of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(c) C&P is a private investment firm focused on technology, energy, healthcare, media, and real estate. With investments in private equity and venture capital funds, as well as direct investments, C&P provides capital and management expertise to businesses around the globe. Popolo’s present principal occupation is the Chief Executive Officer of C&P. The Related Party is a family office-affiliated entity that manages investments held by multiple entities, including C&P.

The SPV directly holds the Warrants and the Subsequent Warrants. C&P has voting and dispositive power over the Warrants and the Subsequent Warrants and thus is the beneficial owner (as defined in Rule 13d-3 of the Act) of 10,200,000 Shares issuable upon exercise of the Warrants and the Subsequent Warrants. The SPV does not have the right to obtain voting or dispositive power over such Shares within 60 days, and therefore is not deemed to beneficially own such Shares under Rule 13d-3 of the Act.  As the control person of C&P, Popolo is deemed to share voting and dispositive power over such Shares, as well as the Shares directly owned by C&P.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original Schedule 13D is hereby amended and supplemented to add the following:

For investment purpose, Popolo acquired an aggregate of 1,032,950 Shares in a series of open market purchases (as set forth in the table below) for an aggregate purchase price of $945,621.87, excluding brokerage commissions. The source of these funds was his personal savings.

Date of Transaction	Number of Shares Purchased	Price per Share
November 15, 2023	342,880	$0.7104	(1)
November 16, 2023	73,792	$0.7664	(2)
November 17, 2023	200,000	$0.9213	(3)
November 20, 2023	200,000	$1.052	(4)
November 21, 2023	130,632	$1.1397	(5)
November 22, 2023	85,646	$1.1903	(6)

(1)	The price reported herein is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $0.58205 to $0.80, inclusive. Popolo undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in footnotes (1) to (6).

(2)	The price reported herein is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $0.7256 to $0.79, inclusive.

(3)	The price reported herein is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $0.8362 to $0.95, inclusive.

(4)	The price reported herein is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $0.9206 to $1.15, inclusive.

(5)	The price reported herein is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.05 to $1.19, inclusive.

(6)	The price reported herein is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.055 to $1.25, inclusive.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended and supplemented to add the information set forth in Item 3 of this Amendment, which is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) – (b) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Amendment (including footnotes thereto) is incorporated herein by reference. The Related Party, as the Managing Member of C&P, is deemed to share voting and dispositive power over, and therefore is deemed to beneficially own, 11,597,530 Shares that are beneficially owned by C&P, which represent 16.93% of the Shares outstanding. The Reporting Persons’ and the Related Party’s beneficial ownership percentage is calculated using 58,311,317 Shares outstanding as of November 13, 2023, as reported on the Issuer’s Form 10-Q filed with the SEC on November 14, 2023, and added to that number, pursuant to Rule 13d-3 of the Act, 10,200,000 Shares issuable upon the exercise of the Reporting Persons’ Warrants and Subsequent Warrants.

CUSIP No. 68236H204	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2023	CHARLES & POTOMAC CAPITAL, LLC

	By:	/s/ Joseph V. Popolo
	Name:	Joseph V. Popolo
	Title:	Chief Executive Officer

Date: November 24, 2023	JOSEPH V. POPOLO

/s/ Joseph V. Popolo

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